

May 13, 2013

Via Email
Mr. Huichun Qin
Chief Executive Officer
China Commercial Credit, Inc.
No. 1688, Yunli road, Tongli
Wujiang, Jiangsu Province
People's Republic of China

>   **Re: China Commercial Credit, Inc.**
>   **Confidential Draft Registration Statement on Form S-1**
>   **Amendment No. 3**
>   **Submitted April 22, 2013**
>   **File No. 377-00112**

Dear Mr. Qin:

We have completed our review of the above referenced, confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Form S-1

General

1. As commented upon in our last letter, revise your next pre-effective amendment to include all the required non 430A information, such as, volume, use of proceeds, etc. The staff does not intend to review any further submissions from your company until you provide this information.

2. Noting from your responses that the bulk of the proceeds will go to Wujiang Luxiang, the staff continues to believe Wujiang should be listed as a co-registrant. If you disagree,

provide the staff with a legal analysis, citing rules and/or regulation that support your position. We may have further comment.

3. We continue to note that some of your exhibits have not been filed. We may have further comments after reviewing these documents.

4. Please include the page number where you made changes for each response provided to the comments below.

5. Please note the updating requirements pursuant to Rule 3-12 of Regulation S-X.

The Company
General, page 2

6. In the second paragraph on page 2 you refer to "underground" lending. Briefly explain what you mean. Clarify whether this lending is regulated and legal.

7. Disclose the typical size, duration and interest rate charged on loans made by Wuijiang Luxiang.

8. Disclose the number of offices you have from which you make loans and the number of employees authorized to make loans. If the lending is done only by you, Mr. Qin, or largely so, disclose this fact.

9. Disclose that you are the principal manager at each step between and including Wuijiang Luxiang and China Commercial. Also disclose that you are one of only two employees and the only director of China Commercial.

10. Revise to add a subsection for Circular 23 and explain the material terms of that Circular, as well as a cross-reference to more detailed explanation and the exhibit filed.

Business Strategy, page 2

11. Revise to include your response to our previous comment number 10 in this section.

12. You seem to say in the first paragraph, in response to prior comment number 13, that Wuijiang Luxiang will grow by retaining net income. You seem to say elsewhere, such as the last paragraph on page 47, that all of Wuijiang Luxiang's net income must be turned over to China Commercial. Please revise to briefly explain how this will work relative to the growth of Wuijang Luxiang and include more detailed information in the body of the prospectus.

13. Revise to provide subsections for Opinions 8, 132 and 142, summarize the material terms of those Opinions and add a cross-reference to more fuller discussions elsewhere in the prospectus as well as to the filed exhibits.

14. Noting your reference to a "Certificate of Approval" in your response number 12, please file that Certificate as an Exhibit in the next amendment.

Corporate Structure, page 4

15. Revise the chart on page 4 to give the percentage ownership after the offering of each of the three groups identified in the top row.

16. Revise to disclose why there are 16 BVI entities and only 12 shareholders. Explain why this arrangement was used.

CCC, page 6

17. Disclose in the summary that you and the other employee of China Commercial, and all but one of the proposed directors are located in China. Address the ability of US shareholders to influence China Commercial and Wuijang Luxiang via shareholding meetings, election of directors. Include a related risk factor if warranted.

Loans Receivable, net, page 44

18. We note your current disclosure states that loan origination and commitment fees are directly recorded in current year interest and fees on loans and also that these fees are not charged. Please amend your filing to reconcile this inconsistency.

Contractual Arrangements

Exclusive Option Agreement, page 48

19. Please amend your filing to disclose the total option price that would be paid to the Wujiang Luxiang shareholders upon the successful completion of your proposed common stock offering.

Loan Agreement Between WFOE and Wuijang Luxiang Shareholders, page 49

20. Please reference the risk factor about possible difficulties recovering such funds if this transaction were to go awry. Quantify the amount and consequences involved.

Direct Loans, page 49

21. For each type of direct loan that you make, quantified on page 50, and your guaranteed loans, please provide a quantified breakdown of the loans by type, for example, agricultural, business, home purchase and the like. Include dollar and percentage amounts.

Certain Relationships …
Loan Agreements, page 67

22. Our prior comment at this heading should have read, "Revise to discuss the loan policy with related parties and whether loans made will be on terms comparable to those made with persons not related to the lender." Please revise.

Consolidated Statements of Income and Comprehensive Income, page F-3

23. Please amend your filing to disclose earnings per share pursuant to ASC 260-10.

Note 1. Organization and Principal Activities

Reverse Merger, page F-6

24. We note your disclosure that you considered the share exchange with 16 PRC individuals on August 7, 2012, as a reverse merger between CCC and Wujiang Luxiang for accounting purposes, even though the shares exchange is between CCC and the 16 BVI entities. We further note on page F-7 that the VIE Agreements between CCC, through WFOE, and Wujiang Luxiang were not entered into until September 26, 2012. Given that control of Wujiang Luxiang was not obtained until the VIE Agreements were entered into, please tell us how you determined that the reverse merger between CCC and Wujiang Luxiang was consummated on August 7, 2012.

Note 18. Capital Transaction, page F-27

25. We note that during 2012 you issued a total of 645 shares and 1,280 shares of Series A and Series B preferred stock, respectively. Please revise the relevant sections of your filing to disclose the number of shares of common stock that will be issued upon automatic conversion of each series of preferred stock and when you expect these preferred shares will convert into common stock. Please also tell us how you will account for the repurchase of the founders shares that will be issued upon conversion of your Series A and Series B preferred stock. Lastly, please include the subscription agreement(s) as an exhibit in your next amendment.

Exhibit 23.1

    26. Please provide an updated consent from your independent accountants in your next amendment.

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy. See at (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

                      Sincerely,

                      /s/ Amit Pande   for

                      Michael Clampitt
                      Senior Attorney

Via Email to: Benjamin S. Reichel
           breichel@egsllp.com